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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                 SCHEDULE 14D-1

                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 2)

                       TRANSITIONAL HOSPITALS CORPORATION
                            (Name of Subject Company)


                                  VENCOR, INC.
                              LV ACQUISITION CORP.
                                    (Bidders)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)


                                    893719104
                      (CUSIP Number of Class of Securities)


                                  Jill L. Force
                             Senior Vice President,
                          Secretary and General Counsel
                                  Vencor, Inc.
                              3300 Providian Center
                             400 West Market Street
                           Louisville, Kentucky 40202
                                 (502) 596-7300


           (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Bidders)


                                    Copy to:

                             Joseph B. Frumkin, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

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          This Amendment No. 2 (this "Amendment") is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Vencor, Inc., a Delaware corporation ("Vencor"), and LV Acquisition Corp., a Delaware corporation (the "Purchaser"), on May 7, 1997 as previously amended (as amended, the "Schedule 14D- 1") with respect to the shares of Common Stock, par value $1.00 per share, of Transitional Hospitals Corporation, a Nevada corporation (the "Company"), including the associated rights to purchase Series B Junior Participating Preferred Stock of the Company. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase (the "Offer to Purchase") attached as Exhibit (a)(1) thereto.

Item 3.  Past Contacts, Transactions or Negotiations With the Subject Company.

          (b) On May 14, 1997, counsel for Vencor sent a letter (the "May 14 Letter") to counsel for the Company which, among other things, (i) requested that the Company conduct itself so as not to give Select Medical any right to receive a termination fee pursuant to the Select Medical Merger Agreement and
(ii) noted that pursuant to the terms of the Select Medical Merger Agreement, the Company could terminate the Select Medical Merger Agreement, in certain circumstances, without paying a termination fee to Select Medical. The foregoing description of the May 14 Letter is qualified in its entirety by the text of the May 14 Letter which is being filed herewith as exhibit (a)(9) to the Schedule 14D-1 and is incorporated herein by reference.

          In addition, counsel for Vencor and the Company are discussing the possible terms of a merger agreement among Vencor, the Purchaser and the Company.

Item 10. Additional Information.

          (c) Based on publicly available information, Vencor believes that the Company owns shares of capital stock of Behavioral Healthcare Corporation, a Delaware corporation ("BHC"). The Purchaser's indirect acquisition of these shares in connection with the acquisition of Shares pursuant to the Offer is subject to the HSR Act. On May 9, 1997 Vencor and the Purchaser filed a Notification and Report Form pursuant to the HSR Act with the FTC and the Antitrust Division with respect to the shares of capital stock of BHC which Vencor believes are owned by the Company.


Item 11. Material to be Filed as Exhibits.

Exhibit No.                Description

(a)(9)                     Text of the May 14 Letter.

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated:   May 14, 1997


                                     VENCOR, INC.

                                     By:/s/ W. Bruce Lunsford
                                        Name:  W. Bruce Lunsford
                                        Title: Chairman of the Board, President
                                               and  Chief Executive Officer



                                     LV ACQUISITION CORP.

                                     By:/s/ W. Bruce Lunsford
                                        Name:  W. Bruce Lunsford
                                        Title: Chairman of the Board, President
                                               and Chief Executive Officer